Exhibit 12.1

CORCEPT THERAPEUTICS INCORPORATED

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

Ratio of Earnings to Fixed Charges

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Year Ended December 31,					Three Months Ended March 31, 2011

	2006	2007	2008	2009	2010

EARNINGS:
Net loss	$(24,873)	$(11,573)	$(20,061)	$(20,166)	$(25,966)	$(7,101)
Plus fixed charges (see below)	56	55	77	74	75	17

Total earnings (loss) to cover fixed charges	(24,817)	(11,518)	(19,984)	(20,092)	(25,891)	(7,084)

FIXED CHARGES:
Interest on capitalized leases	4	3	5	1	—	—
Interest portion of rental expense	52	52	72	73	75	17

Total fixed charges	56	55	77	74	75	17

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(24,873)	$(11,573)	$(20,061)	$(20,166)	$(25,966)	$(7,101)